UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NUMEREX CORP.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

67053A102

(CUSIP Number)

Richard A. Denmon

Carlton Fields, P.A.

4221 W. Boy Scout Boulevard

Suite 1000

Tampa, FL 33607-5780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67053A102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Gwynedd Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,947,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,947,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 67053A102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Elizabeth G. Baxavanis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98
14	TYPE OF REPORTING PERSON OO - Trust

SCHEDULE 13D

CUSIP No. 67053A102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Douglas S. Holsclaw, Jr., M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,782
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 761,782
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,947,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,947,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,947,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 8 TO SCHEDULE 13D

PRELIMINARY NOTE: This Amendment No. 8 to Schedule 13D (“Amendment No. 8) is being filed pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Gwynedd Resources Ltd., a Pennsylvania limited partnership (“Gwynedd”), and its limited partners consisting of Elizabeth Baxavanis, Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides, Douglas S. Holsclaw, Jr., M.D., and Maria E. Nicolaides, individually (“Nicolaides”), to disclose the execution and delivery of a voting agreement (the “Voting Agreement”), dated August 2, 2017, by and between Gwynedd and Sierra Wireless, Inc., a Canadian corporation (“Sierra”), pursuant to, and as a condition of, an Agreement and Plan of Merger (the “Merger Agreement”) by and among Numerex Corp., a Pennsylvania corporation (the “Issuer”), Sierra, and Wireless Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Sierra (“Merger Sub”).

Item 1.	Security and Issuer

This Amendment No. 8 relates to shares of Class A Common Stock, no par value, of the Issuer (“Class A Common Stock”), whose principal executive offices are located at 3330 Cumberland Boulevard, Suite 700, Atlanta, GA 30339.

Item 3.	Source and Amount of Funds or other Considerations.

Not applicable.

Item 4.	Purpose of Transaction

This Amendment No. 8 is being filed to report the execution and delivery of the Voting Agreement.

On August 2, 2017, the Issuer entered into the Merger Agreement with Sierra and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer being the surviving corporation as a wholly-owned subsidiary of Sierra.

At the effective time, and as a result of the Merger, each share of the Issuer’s Class A Common Stock, shall be converted into the right to receive 0.1846 shares of common stock, no par value per share, of Sierra, subject to certain adjustments as set forth in the Merger Agreement. The summary of the terms of the Merger Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed by Sierra as exhibit 99.1 to its Report of Foreign Private Issuers on Form 6-K filed on August 3, 2017 relating to the announcement of the Merger.

In connection with the Merger Agreement, at the specific request of the Issuer and as a condition to the willingness of Sierra to enter into the Merger Agreement, Gwynedd has entered into the Voting Agreement with Sierra. Pursuant to the Voting Agreement, Gwynedd has agreed that during the time the Voting Agreement is in effect, to vote all shares of Class A Common Stock entitled to be voted or cause such shares to be voted (“Voting Agreements”): (i) to approve and adopt the Merger Agreement and the Merger, and in favor of the Issuer shareholder advisory vote contemplated by Rule 14a-21(c) of the Exchange Act at any meeting of the shareholders of the Issuer, duly called to vote thereon, including any adjournment or postponement thereof, and (ii) against: (A) any Acquisition Proposal (as defined in the Merger Agreement) and (B) any other action, agreement, or transaction that would reasonably be expected to materially impede, interfere with, delay, or postpone the Merger or any other transaction contemplated in the Merger Agreement.

Notwithstanding the foregoing, Gwynedd’s voting obligations (and the corresponding appointment of Sierra as its proxy and attorney-in-fact under certain circumstances) will be suspended for so long as the Issuer’s board of directors is not recommending that shareholders vote in favor of the Merger.

The Voting Agreement and Gwynedd’s voting obligation and other restrictions thereunder will terminate upon the earlier of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Issuer having entered into an effective and definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), (iii) at the time when shareholders of the Issuer vote to approve and adopt the Merger Agreement, and (iv) the making of any material change by amendment, waiver, or other modification to any provision of the Merger Agreement that decreases the amount of, or changes the form of, consideration payable to the Issuer’s shareholders (other than as otherwise permitted by the Merger Agreement).

Further, Gwynedd has agreed that during the time that the Voting Agreement is in effect, it will not: (i) grant any other proxies or enter into any voting trusts or other agreement or arrangement with respect to the voting of the Class A Common Stock (other in accordance with the Voting Agreement), (ii) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (any such action, a “Transfer”) or enter into any contract, option or other agreement or understanding with respect to a Transfer of any Class A Common Stock, or any interest therein, or (iii) knowingly take any action that would have the effect of preventing or delaying Gwynedd from performing any of its obligations under the Voting Agreement; in each case, other than (A) Transfers of up to 40,000 shares of Class A Common Stock made by Gwynedd subsequent to the date of the Voting Agreement, (B) Transfers of Gwynedd’s shares of Class A Common Stock to any Permitted Transferee who has agreed in writing as is reasonably acceptable to Sierra to be bound by the terms of the Voting Agreement, or (C) Transfers of Gwynedd’s shares of Class A Common Stock with Sierra’s written consent. For purposes of the Voting Agreement, a “Permitted Transferee” means, with respect to Gwynedd or any other previous Permitted Transferee (together, a “Shareholder”): (1) any other Shareholder; (2) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder; (3) any trust, the trustees of which include only the persons named in clauses (1) or (2) and the beneficiaries of which include only the persons named in clauses (1) or (2); (4) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the persons named in clauses (1) or (2); (5) if such Shareholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (6) to any person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 99.1 and as incorporated herein by reference.

Except as set forth herein, neither Gwynedd nor any other Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of the instructions to Item 4 of Schedule 13D, although Gwynedd and the other Reporting Persons reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of Issuer

(a) As of the date of this Amendment No. 8, Gwynedd is the holder of record of 2,947,280 shares of Class A Common Stock, representing approximately 14.98% of the shares of Class A Common Stock which were outstanding on August 2, 2017 (based on information included in the Merger Agreement).

The shareholders of Gwynedd include Dominion #5 Trust, trust for the benefit of Nicolaides’ children (the “Children Trusts”), and Dr. Douglas S. Holsclaw, Jr. Elizabeth Baxavanis, mother-in-law of Nicolaides, serves as trustee of the Dominion #5 Trust and the Children Trusts.

The capital stock of Gwynedd is held as follows: (i) Dominion #5 Trust holds approximately 89.8%, the Children Trusts hold approximately 0.9%, and Dr. Holsclaw holds approximately 9.3%.

By virtue of the controlling stock ownership position held by Dominion #5 Trust in Gwynedd, Dominion #5 Trust may be deemed to have indirect beneficial ownership of the shares of Class A Common Stock held by Gwynedd. Further, Ms. Baxavanis, as trustee for the Dominion #5 Trust and the Children Trust, may be deemed to have an indirect ownership of the shares of Class A Common Stock held by Gwynedd because of her ability to direct the voting activities of the trusts, which collectively hold approximately 90.3% of the stock of Gwynedd.

Nicolaides is the President and a director of Gwynedd and the beneficiary of the revocable Dominion #5 Trust. By virtue of her position of control, she may be deemed the beneficial owner of the Class A Common Stock held by Gwynedd.

Dr. Holsclaw is a director of Gwynedd and owns approximately 9.3% of the outstanding stock of Gwynedd, and, by virtue of his position of control, he may be deemed the beneficial owner of shares of Class A Common Stock held by Gwynedd.

Ms. Baxavanis and Dr. Holsclaw each disclaim beneficial ownership of all of the shares of Class A Common Stock held by Gwynedd. Furthermore, Dominion #5 Trust and Nicolaides each disclaim beneficial ownership of shares of Class A Common Stock which may be deemed to be beneficially owned by other shareholders of Gwynedd, including the Children Trusts and Dr. Holsclaw.

(b) Gwynedd has the sole voting and dispositive power over the shares of Class A Class A Common Stock held by it.

Each of the Dominion #5 Trust, Ms. Baxavanis, Nicolaides, and Dr. Holsclaw, by virtue of their control positions with Gwynedd, is deemed to share voting and dispositive power with respect to the shares of Class A Common Stock held by Gwynedd.

In addition to the foregoing, Dr. Holsclaw owns 761,782 shares of Class A Common Stock, which are held by him for his personal accounts.

(c) During the sixty (60) preceding the date of this Amendment No. 8, Gwynedd has not purchased or sold any shares of the Issuer’s Class A Common Stock.

(d) Except for the Children Trusts and one other shareholder of Gwynedd who owns less than one percent of the outstanding stock of Gwynedd, no other person is known by the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 8.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Amendment No. 8: (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1	Voting Agreement, dated as of August 2, 2017, by and between Gwynedd Resources, Ltd. and Sierra Wireless, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017	GWYNEDD RESOURCES LTD.,
a Pennsylvania corporation

	By:	/s/ Maria E. Nicolaides
Maria E. Nicolaides,
President

DOMINION HOLDINGS #5 Revocable Trust for the Benefit of Maria E. Nicolaides

	By:	/s/ Elizabeth G. Baxavanis
Elizabeth G. Baxavanis
Trustee

DOUGLAS S. HOLSCLAW, JR., M.D., Individually

	By:	/s/ Douglas S. Holsclaw, Jr., M.D.

MARIA E. NICOLAIDES, Individually

By	/s/ Maria E. Nicolaides